UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. __)

                       RYDEX CAPITAL PARTNERS SPHINX FUND
                       (Name of Subject Company (issuer))
                        (Name of Filing Person (issuer))

                 SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    78355X104
                      (CUSIP Number of Class of Securities)

                                MICHAEL P. BYRUM
                                    PRESIDENT
                       RYDEX CAPITAL PARTNERS SPHINX FUND
                         9601 BLACKWELL ROAD, SUITE 500
                               ROCKVILLE, MD 20850
                                 (888) 597-9339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    copy to:
                                 W. John McGuire
                           Morgan, Lewis & Bockius LLP
                            1111 Pennsylvania Ave. NW
                              Washington, DC 20004

                            CALCULATION OF FILING FEE

Transaction Valuation: $38,028,476.90 (a)   Amount of Filing Fee: $4,818.21 (b)

(a) Calculated solely for the purpose of determining the amount of the filing fee. The estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding shares of beneficial interest is based on the total net asset value of the Issuer's outstanding shares of beneficial interest as of May 28, 2004.

(b)   Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

      |_|Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by Rydex Capital Partners SPhinX Fund, a Delaware statutory trust (the "Issuer"), to purchase up to twenty-five percent (25%) of its shares of beneficial interest ("Shares") as are properly tendered and not properly withdrawn no later than 12:00 midnight Eastern time July 30, 2004, unless extended (the "Expiration Date"). The Issuer is offering to purchase Shares, without interest, net to the participating shareholders ("Shareholders") in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated June 30, 2004 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.
         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS. Audited financial statements dated March 31, 2004 are included in the Fund's Annual Report dated March 31, 2004 that was filed on EDGAR on Form N-CSR on June 9, 2004, are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.      DESCRIPTION
-----------      -----------
(a)(1)(i)        Form of Offer to Purchase.

(a)(1)(ii)       Form of Letter of Transmittal.

(a)(1)(iii) Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of all Shares Held by the Shareholder

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Portion of Shares Held by the Shareholder

(a)(1)(v)        Form of Letter to Financial Intermediaries

(a)(1)(vi)       Form of Letter to Clients of Financial Intermediaries

(a)(1)(vii)      Form of Instructions from Clients of Financial Intermediaries

(a)(1)(viii)     Guidelines for Certification of Taxpayer Identification Number
                 on Substitute W-9

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2004    Rydex Capital Partners SPhinX Fund

                       By:  /S/ MICHAEL P. BYRUM

                       Name: Michael P. Byrum
                       President

                                  EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
-----------      -----------
(a)(1)(i)        Form of Offer to Purchase.

(a)(1)(ii)       Form of Letter of Transmittal.

(a)(1)(iii) Form of Letter from the Fund to Shareholders in Connection with Acceptance of Tender of Shares Held by the Shareholder.

(a)(1)(iv) Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares Held by the Shareholder.

(a)(1)(v)        Form of Letter to Financial Intermediaries

(a)(1)(vi)       Form of Letter to Clients of Financial Intermediaries

(a)(1)(vii)      Form of Instructions from Clients of Financial Intermediaries

(a)(1)(viii)     Guidelines for Certification of Taxpayer Identification Number
                 on Substitute W-9

Exhibit (a)(1)(i)

                       RYDEX CAPITAL PARTNERS SPHINX FUND
               9601 BLACKWELL ROAD, SUITE 500, ROCKVILLE, MD 20850
                                 (888) 597-9339

                           OFFER TO PURCHASE FOR CASH
  UP TO 25% OF THE SPHINX FUND'S ISSUED AND OUTSTANDING SHARES OF BENEFICIAL
                           INTEREST AT NET ASSET VALUE

--------------------------------------------------------------------------------

 ALL REQUESTS TO HAVE SHARES REPURCHASED MUST BE RECEIVED BY FORUM SHAREHOLDER
                   SERVICES, LLC IN PROPER FORM NO LATER THAN
                   12:00 MIDNIGHT EASTERN TIME JULY 30, 2004,
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

--------------------------------------------------------------------------------

June 30, 2004

Dear Rydex Capital Partners SPhinX Fund (the "Fund") Shareholder:

This notice is to inform you about the Fund's offer to repurchase up to twenty-five percent (25%) of the Fund's shares of beneficial interest (the "Shares") issued and outstanding as of 12:00 midnight Eastern time July 30, 2004, unless extended (the "Expiration Date"), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Repurchase Offer"). As a Fund Shareholder, you may participate in the Repurchase Offer.

The Repurchase Offer is intended to provide Shareholders with a source of liquidity for their Shares, as Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. Shareholders can offer all or a portion of their Shares for repurchase only during one of the Fund's repurchase offers. IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR SHARES AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE. We will contact you prior to the next repurchase offer.

The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004 (the "Net Asset Value Determination Date"). A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee. A Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

If you wish to sell all or a portion of your Shares during this tender period, you can do so in one of the following ways:

1. If your Shares are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Fund's transfer agent, Forum Shareholder Services, LLC, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any U.S. tax information, by the Expiration Date (12:00 midnight Eastern time on July 30, 2004, unless extended).

2. If your Shares are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, "Financial Intermediary"), you should contact your Financial Intermediary to tender such Shares. The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Repurchase Offer has been unanimously approved by the Fund's Board of Trustees. However, neither the Fund nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal consult their own financial and tax advisors and make their own decision whether or not to present Shares for redemption. If you have any questions, call your financial advisor or broker, or you can call Forum Shareholder Services, LLC at 888-59RYDEX (888-597-9339).

Sincerely,

Rydex Capital Partners SPhinX Fund

                                TABLE OF CONTENTS

SUMMARY TERM SHEET
REPURCHASE OFFER TERMS

1.  THE REPURCHASE OFFER
2.  EXPIRATION DATE
3.  NET ASSET VALUE DETERMINATION DATE
4.  REPURCHASE PRICE
5.  PAYMENT FOR REPURCHASED SHARES
6.  INCREASE IN AMOUNT OF SHARES REPURCHASED; PRO RATA REPURCHASES
7.  WITHDRAWAL RIGHTS
8.  SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER
9.  TAX CONSEQUENCES
10. REPURCHASE FEES
11. PROPER FORM OF REPURCHASE REQUEST DOCUMENTS
    A.  PROPER PRESENTATION OF SHARES FOR REDEMPTION
    B.  SIGNATURE GUARANTEES AND METHOD OF DELIVERY
    C.  DETERMINATION OF VALIDITY
    D.  FEDERAL INCOME TAX WITHHOLDING
12. RECOMMENDATION
13. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER
14. CERTAIN LEGAL MATTERS
15. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

--------------------------------------------------------------------------------
                       RYDEX CAPITAL PARTNERS SPHINX FUND

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               SUMMARY TERM SHEET

--------------------------------------------------------------------------------

                     RYDEX CAPITAL PARTNERS SPHINX FUND, LLC
                           OFFER TO PURCHASE FOR CASH
  UP TO 25% OF THE SPHINX FUND'S ISSUED AND OUTSTANDING SHARES OF BENEFICIAL
                           INTEREST AT NET ASSET VALUE

                               SUMMARY TERM SHEET

Rydex Capital Partners SPhinX Fund, LLC (the "Fund") is offering to repurchase up to 25% of the Fund's shares of beneficial interest (the "Shares") issued and outstanding as of the Expiration Date (defined below). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004 (the "Net Asset Value Determination Date"). You will be receiving with this Summary Term Sheet, or through your broker, commercial bank, trust company, retirement plan trustee or other nominee (collectively "Financial Intermediary"), the Offer to Purchase dated June 30, 2004 and the Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Repurchase Offer").

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Shares in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer. Please read and carefully review the Offer to Purchase dated June 30, 2004 and related documents prior to making a decision regarding the Repurchase Offer. You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern time July 30, 2004, unless extended (the "Expiration Date").

All tenders of Shares for repurchase must be received in proper form by the Fund's transfer agent, Forum Shareholder Services, LLC (the "Transfer Agent") by the Expiration Date.

WHAT IS THE REPURCHASE OFFER?

The Repurchase Offer is an opportunity to redeem your Shares at net asset value in exchange for cash.

The main components of the Repurchase Offer include:

a) the repurchase of Shares at the Fund's net asset value per Share determined on the Net Asset Value Determination Date; and

b) payment of the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee in exchange for the repurchase by the Fund of your Shares.

IS THIS REPURCHASE OFFER THE ONLY WAY I CAN SELL MY SHARES?

No. You will be able to sell your Shares in future repurchase offers as the Fund intends to conduct quarterly Share repurchases, as described in the Fund's Prospectus.

WHAT ACTION NEED I TAKE IF I DECIDE NOT TO SUBMIT MY SHARES FOR REPURCHASE IN THE REPURCHASE OFFER?

None.

WHAT IS THE PURCHASE PRICE FOR SHARES IN THE REPURCHASE OFFER AND HOW IS IT CALCULATED?

The Repurchase Price is an amount equal to the net asset value of the Shares as of the Net Asset Value Determination Date. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee. A Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply if the Net Asset Determination Date is less than one year following the date of your initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value per share on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per share on the Net Asset Determination Date.

HOW DO I SUBMIT SHARES FOR REDEMPTION IF I WANT TO PARTICIPATE IN THE REPURCHASE OFFER?

You should review the Offer to Purchase before making your decision. If your Shares are registered in your name, you should obtain and read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal (including required U.S. tax information). These materials must be received by the Transfer Agent, in proper form, by the Expiration Date.

If your Shares are held by a Financial Intermediary (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision. Depending on your Financial Intermediaries guidelines, you may be required to redeem your Shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Transfer Agent by the Expiration Date.

Participating Shareholders should carefully ensure all information required in order to participate in the Repurchase Offer, including certain U.S. tax information, has been provided and is accurate. The Fund is under no obligation to notify Shareholders of any errors or incomplete information with their submission. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

WHY IS THE FUND MAKING THE REPURCHASE OFFER?

The Fund is making the Repurchase Offer to provide Shareholders with a source of liquidity for their Shares, as Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. Shareholders can offer all or a portion of their Shares for repurchase only during one of the Fund's repurchase offers.

DOES MANAGEMENT ENCOURAGE SHAREHOLDERS TO PARTICIPATE IN THE REPURCHASE OFFER, AND WILL MANAGEMENT PARTICIPATE IN THE REPURCHASE OFFER?

None of the Fund, its Board of Trustees, the Transfer Agent or the Fund's investment adviser is making any recommendation to participate or not participate in the Repurchase Offer. The Fund has been advised that no member of the Board of Trustees, Officer of the Fund, or the Fund's investment adviser intends to participate.

WHAT SHOULD I CONSIDER IN MAKING A DECISION TO PARTICIPATE IN THE REPURCHASE OFFER?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer of Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer. You should also consider that the Fund intends to make future repurchase offers on a quarterly basis so there would be additional opportunities besides this Repurchase Offer.

The Fund does not charge a special handling or processing fee for repurchases. However, any applicable Repurchase Fee or transaction fee by Financial Intermediaries could impact the overall return you receive for participation in the Repurchase Offer. You should also consider the tax consequences of participation in the Repurchase Offer, as the receipt of the redemption proceeds generally is a taxable transaction. You are encouraged to consult with your tax advisor regarding the tax implications of participating in the Repurchase Offer. See Section 9 of the Offer to Purchase.

Whether or not you participate in the Repurchase Offer, there is a risk that the Fund's net asset value may fluctuate following the Repurchase Offer. The Fund's net asset value may increase or decrease in value between the Expiration Date and the Net Asset Determination Date.

The Fund recommends that you consult your financial and tax advisors prior to making a decision to participate in the Repurchase Offer.

IF I DECIDE NOT TO PARTICIPATE IN THE REPURCHASE OFFER, HOW WILL THAT AFFECT THE SHARES THAT I OWN?

Your percentage ownership interest in the Fund may increase after completion of the Repurchase Offer, assuming the participation of some Shareholders in the Repurchase Offer. Because the asset size of the Fund may decrease as a result of the Repurchase Offer, per share expenses of the Fund may increase, subject to the Fund's expense limitation, as described in the Fund's Prospectus.

WILL I HAVE TO PAY ANYTHING TO PARTICIPATE IN THE REPURCHASE OFFER?

Although no fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer, you may be subject to a Repurchase Fee, if applicable. Additionally, your Financial Intermediary may charge you a fee for processing your paperwork to participate in the Repurchase Offer and sending it to the Transfer Agent.

MAY I WITHDRAW MY SHARES AFTER I HAVE SUBMITTED THEM FOR REPURCHASE AND, IF SO, BY WHEN?

Yes, you may withdraw your Shares at any time prior to 12:00 midnight Eastern time July 30, 2004. A notice of withdrawal of Shares submitted in the Repurchase Offer must be timely received by the Transfer Agent and the notice must specify the name of the Shareholder who submitted the Shares in the Repurchase Offer, the number of Shares being withdrawn and the name of the registered owner if different from the person who submitted the Shares in the Repurchase Offer. Withdrawn Shares can be again submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

MAY I PLACE CONDITIONS ON MY PARTICIPATION IN THE REPURCHASE OFFER?

No.

IS THERE A LIMIT ON THE NUMBER OF SHARES I SUBMIT IN THE REPURCHASE OFFER? No. However, a Shareholder who tenders for repurchase only a portion of the Shareholder's investment in Shares will be required to maintain a minimum capital account balance of $15,000, as of the Net Asset Value Determination Date.

IS MY PARTICIPATION IN THE REPURCHASE OFFER A TAXABLE TRANSACTION FOR U.S. FEDERAL INCOME TAX PURPOSES?

For most Shareholders, yes. The participation in the Repurchase Offer by U.S. Shareholders, other than those who are tax exempt, will generally be a taxable transaction for U.S. federal income tax purposes, either as a sale or exchange, or, under certain circumstances, as a dividend. There may also be federal tax withholding. See Section 9 of the Repurchase Offer Terms for details, including the nature of any income or loss and the differing rules for U.S. and non-U.S. Shareholders. Please consult your tax advisor as well.

MAY THE REPURCHASE OFFER BE EXTENDED?

The Expiration Date is at 12:00 midnight Eastern time July 30, 2004, unless extended. The Fund may extend the period of time the Repurchase Offer is open. Shareholders will be notified of any such extension in writing at the Shareholder's address of record, no later than five business days after the previously scheduled Expiration Date.

IS THE FUND REQUIRED TO COMPLETE THE REPURCHASE OFFER AND REDEEM ALL SHARES VALIDLY SUBMITTED IN THE REPURCHASE OFFER UP TO THE MAXIMUM OF THE AMOUNT OF THE REPURCHASE OFFER?

Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to redeem any Shares properly submitted for repurchase as described in Section 8 of the Offer to Purchase.

IS THERE ANY REASON SHARES SUBMITTED IN THE REPURCHASE OFFER WOULD NOT BE ACCEPTED?

In addition to those circumstances described in Section 8 of the Offer to Purchase in which the Fund is not required to accept Shares submitted for repurchase, the Fund has reserved the right to reject any and all requests to participate in the Repurchase Offer determined by it not to be in appropriate form. The Repurchase Offer is not conditioned upon submission of a minimum number of Shares.

HOW WILL SHARES SUBMITTED IN THE REPURCHASE OFFER BE ACCEPTED FOR REPURCHASE?

Shares properly submitted in the Repurchase Offer will be accepted for repurchase by the determination of the Fund. These submitted Shares will thereafter be cancelled by the Fund's transfer agent.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

Questions and requests for assistance should be directed to the Transfer Agent, at 888-59RYDEX (888-597-9339). Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should also be directed to the Transfer Agent. If you are not the record holder of your Shares, you should obtain this information and all other related documents from your Financial Intermediary.

The Letter of Transmittal should be sent to the Transfer Agent at the following addresses, or pursuant to the instructions of your Financial Intermediary:

REGULAR MAIL:                               COURIER OR EXPRESS MAIL:
Forum Shareholder Services, LLC             Forum Shareholder Services, LLC
P.O. Box 446                                Two Portland Square
Portland, ME  04112                         Portland, ME  04101

--------------------------------------------------------------------
                       RYDEX CAPITAL PARTNERS SPHINX FUND

---------------------------------------------------------------------
                             REPURCHASE OFFER TERMS

---------------------------------------------------------------------
                                  JUNE 30, 2004

---------------------------------------------------------------------

1. THE REPURCHASE OFFER. Rydex Capital Partners SPhinX Fund (the "Fund") is offering to repurchase up to twenty-five percent (25%) of the shares of beneficial interest (the "Shares") of the Fund issued and outstanding as of the Expiration Date (defined below). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004 (the "Net Asset Value Determination Date"). A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee, upon the terms and conditions set forth in the Offer to Purchase dated June 30, 2004 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer").

The Fund will not pay interest to participating Shareholders for Shares redeemed, regardless of any delay in payment. Participating Shareholders will not be obligated to pay the Fund brokerage commissions or fees in connection with their demand to redeem Shares. However, a participating Shareholder may be charged a processing fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the "Financial Intermediary") for participating Shares held by the Financial Intermediary. In addition, a Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply if the Net Asset Determination Date is less than one year following the date of a participating shareholder's initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

The purpose of the Repurchase Offer is to provide Shareholders a source of liquidity for their Shares, as Shares are not redeemable daily for cash nor are they traded on a stock exchange. The offer is not conditioned upon the tender for repurchase of any minimum number of Shares, but is subject to other conditions as outlined herein and in the Letter of Transmittal. Notwithstanding anything herein to the contrary, the Fund's board of trustees ("Board of Trustees"), in its discretion, may pay any portion of the repurchase proceeds with an in-kind distribution of portfolio securities (or any combination of portfolio securities and cash) having a value, determined as of the Net Asset Value Determination Date, equal to the amount to be repurchased.

As of May 28, 2004, there were 1,483,459.211 Shares issued and outstanding, and the net asset value per Share was $102.54.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays).

The Fund will mail materials for the Repurchase Offer on or about June 30, 2004 to Shareholders who are record holders as of May 28, 2004. However, any Shareholder who holds Shares on the Expiration Date (defined below) may participate in the Repurchase Offer.

2. EXPIRATION DATE. All tenders of Shares for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Fund's transfer agent, Forum Shareholder Services, LLC (the "Transfer Agent"), on or before 12:00 midnight Eastern time on July 30, 2004 (the "Expiration Date"). Requests to tender Shares submitted to the Transfer Agent must be sent to the addresses specified in the Letter of Transmittal.

3. NET ASSET VALUE DETERMINATION DATE. The value of the Shares tendered in this Repurchase Offer likely will change between May 28, 2004 (the last month-end net asset value calculation before the start of this offer), June 30, 2004 (the next month-end net asset value calculation) and September 30, 2004 (the "Net Asset Value Determination Date"), when the value of the Shares tendered to the Fund will be determined to calculate the Repurchase Price, which will be the net asset value of the Shares as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date (the "Repurchase Price"). The Fund's net asset value as of the five most recent month-end calculations has been:

January 30, 2004        $103.57
February 27, 2004       $104.21
March 31, 2004          $104.20
April 30, 2004          $102.92
May 28, 2004            $102.54

4. NET ASSET VALUES. Although Shareholders must determine whether to tender Shares prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset values can and may fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date. The net asset values on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

5. PAYMENT FOR REPURCHASED SHARES. Generally, the Shareholder will receive an initial payment ("Initial Payment") equal to at least 90% of the net asset value of the Shares repurchased within approximately 25 days after the Net Asset Value Determination Date. The balance due ("Balance Due"), if any, will be determined and generally paid within approximately 35 days after the Net Asset Value Determination Date. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee, as defined below, payable to the Fund. A Shareholder may be charged a processing fee by the Shareholder's Financial Intermediary for assistance in transmitting the required documentation.

The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares, in compliance with any applicable law.

Promptly after the Expiration Date, Shareholders whose Shares are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Shares.

Although the Fund will attempt to make payment for Shares promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund's control. The Fund will not pay interest on the repurchase proceeds, regardless of any delay in the Fund's making payment for Shares.

The Fund will have accepted for payment Shares validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Transfer Agent of the Fund's acceptance for payment of such Shares pursuant to the Repurchase Offer.

The Board of Trustees, in its discretion, may pay any portion of the repurchase proceeds with an in-kind distribution of portfolio securities (or any combination of portfolio securities and cash) having a value, determined as of the Net Asset Value Determination Date, equal to the amount to be repurchased.

6. INCREASE IN AMOUNT OF SHARES REPURCHASED; PRO RATA REPURCHASES. If Shareholders tender for repurchase more outstanding Shares than the Fund is offering to repurchase during the offering period, the Fund may (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date. The Fund may increase the outstanding Shares to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Shares tendered for repurchase exceeds the amount that the Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. There can be no assurance that the Fund will be able to repurchase all the Shares tendered, even if a Shareholder's entire position in Shares was tendered. In the event of an oversubscribed Repurchase Offer, Shareholders may be unable to liquidate all of their Shares at the Repurchase Price. Shareholders may have to wait until a subsequent repurchase offer to tender the Shares that the Fund was unable to repurchase, and Shareholders would be subject to the risk of net asset value fluctuations during that time.

In addition, a Shareholder who tenders for repurchase only a portion of the Shareholder's investment in Shares will be required to maintain a minimum capital account balance of $15,000, as of the Net Asset Value Determination Date. The Fund maintains the right to reduce the amount of Shares tendered for repurchase so that the required minimum balance is maintained. The Fund will promptly notify the Shareholder if his or her tender of Shares would reduce the Shareholder's balance to less than $15,000.

The Fund may redeem all or part of a tender if, among other reasons, the Fund's investment adviser, Rydex Capital Partners I, LLC (the "Investment Adviser") determines that it would be in the best interests of the Fund to do so.

7. WITHDRAWAL OF TENDER OF INTEREST FOR REPURCHASE. Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Transfer Agent at one of its addresses specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. (See Instruction 1 of the Letter of Transmittal.)

Shares may be submitted again after a withdrawal has been made if the necessary documents and procedure for the submission of Shares for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

AFTER THE EXPIRATION DATE, ALL REDEMPTION REQUESTS MADE PURSUANT TO THE REPURCHASE OFFER ARE IRREVOCABLE.

8. SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFER. The Board of Trustees expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Transfer Agent. Shareholders will be notified of any such extension in writing at the Shareholder's address of record, no later than five business days after the previously scheduled Expiration Date. If the Board of Trustees makes a material change in the terms of the Repurchase Offer or the information concerning Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and 13(e)(4) under the Securities Exchange Act of 1934, as amended. During any extension, all Shares previously submitted for redemption and not withdrawn will remain subject to the Repurchase Offer, subject to the participating Shareholder's right to withdraw his or her Shares. The Board of Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares if:

         (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objective and policies in order to purchase Shares tendered pursuant to the Repurchase Offer;

         (b) there is, in the judgment of the Board of Trustees, any
                  (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,
                  (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or the States of Maryland, Delaware or Maine that is material to the Fund,
                  (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions,
                  (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
                  (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund,
                  (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or
                  (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Shares tendered pursuant to the Repurchase Offer were purchased; or

         (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

9. TAX CONSEQUENCES. The following discussion is a general summary of the U.S. federal income tax consequences of the Repurchase Offer. The discussion is for general information purposes only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Shareholders. The discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which change could be retroactive. The discussion applies only to Shareholders in whose possession Shares are capital assets within the meaning of
Section 1221 of the Code, and may not apply to certain types of Shareholders (such as insurance companies, tax-exempt organizations, and broker-dealers) who may be subject to special rules.

Shareholders should consult their own tax advisors for a complete description of the tax consequences as a result of a redemption of Shares pursuant to the Repurchase Offer, including potential state, local and non-U.S. taxation by taxing jurisdictions of which the Shareholder is a resident or domiciliary. In addition, this summary does not address tax considerations arising under any state, local or foreign laws or under United States federal estate or gift laws.

U.S. SHAREHOLDERS. This subsection will be relevant to individuals who are citizens of the United States or resident aliens of the United States, domestic corporations, domestic partnerships, and certain estates and trusts treated as "US persons" under the U.S. federal tax law. Under current federal income tax law, the Fund's purchase of Shares pursuant to the Repurchase Offer will generally be a taxable transaction. Shareholders who redeem their Shares receive either "exchange treatment" or "dividend treatment" with respect to their redemption proceeds.

If a redemption satisfies any of paragraphs (1), (2), (3), or (4) of Code section 302(b), the redemption proceeds shall be treated as payment for the Shares redeemed, i.e., the redemption will be accorded exchange treatment. If a redeeming Shareholder is entitled to exchange treatment, such Shareholder would recognize gain or loss for U.S. federal income tax purposes equal to the difference between: (i) the redemption proceeds and (ii) the shareholder's adjusted tax basis in the shares redeemed. Such gain or loss would be capital gain or loss if the Shares were a capital asset in the hands of the Shareholder. Under current law, the maximum federal income tax rate applicable to most non-corporate taxpayers on capital gain for assets held more than one year is 15% and the maximum rate for shares held for shorter periods is generally 35%. Gain or loss must be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) redeemed pursuant to the Repurchase Offer.

On the other hand, if none of paragraphs (1), (2), (3), or (4) of Code section 302(b) applies, such redemption may be accorded dividend treatment. If so, Code section 301 provides that redeeming Shareholders shall include the amount of that distribution as ordinary income (generally taxed at the maximum rate of 35%) to the extent of the Fund's earnings and profits. In addition, if certain Shareholders receive dividend (and not exchange treatment) under Code section 302(b), there may be a constructive dividend under section 305(c) of the Code to Shareholders who do not participate in the Repurchase Offer whose proportionate interest in the earnings and assets of the Fund has been increased.

Code section 302(b) provides, in pertinent part, that a redemption shall be accorded exchange treatment if the redemption:

(1) is "not essentially equivalent to a dividend";

(2) is "substantially disproportionate" with respect to the Shareholder;

(3) is "in complete redemption" of all of the stock of the corporation owned by the Shareholder, or

(4) in the case of a non-corporate shareholder, is "in partial liquidation" of the distributing corporation.

Under the "wash sale" rules, recognition of a loss on Shares sold pursuant to the Repurchase Offer will ordinarily be disallowed to the extent a Shareholder acquires shares within 30 days before or after the date Shares are redeemed pursuant to the Repurchase Offer and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. There are also restrictions on the ability to deduct any capital losses. In addition, any loss within six months after the payment of a capital gain dividend with respect to such shares must also be treated as a long-term capital loss.

Because the Transfer Agent may be required to withhold 28% of the gross proceeds paid to a Shareholder pursuant to the Repurchase Offer unless either: (a) the shareholder has completed and submitted to the Transfer Agent the Substitute Form W-9 included with the Transmittal Letter, providing the Shareholder's taxpayer identification number/social security number and certifying under penalties of perjury: (i) that the number is correct, and (ii) either that (A) the Shareholder is exempt from backup withholding, (B) the Shareholder has not been notified by the Internal Revenue Service that the Shareholder is subject to backup withholding as a result of an underreporting interest or dividends or (C) the Internal Revenue Service has notified the Shareholder that the Shareholder is no longer subject to backup withholding; (b) the Shareholder is a corporation; or (c) an exception applies under applicable law and Treasury regulations to such Shareholders, failure to have provided the information mentioned in this paragraph will result in a defective submission and the Fund will be unable to repurchase the participating shareholder's shares. In addition, the individual retirement accounts for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Repurchase Offer unless an election is made for no such withholding to apply. A beneficial owner who does not provide a correct TIN may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the beneficial owner's federal income tax liability. Each beneficial owner of shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption.

NON-U.S. SHAREHOLDERS. In general, a "Non-U.S. Shareholder" is any person other than (1) a citizen or resident of the United States; (2) a corporation or partnership created or organized in the United States under the laws of the United States or any state; (3) an estate or trust that is subject or potentially subject to U.S. federal income tax on its worldwide income on a net basis; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and the substantial decisions of which may be made by U.S. persons. U.S. taxation of a "Non-U.S. Shareholder" depends on whether the income from the Fund is "effectively connected" with a U.S. trade or business carried on by the Non-U.S. Shareholder. Ordinarily, income from the Fund will not be treated as "effectively connected" and, if that is the case, any gain realized upon the redemption of shares pursuant to the terms of the Repurchase Offer will not ordinarily be subject to U.S. taxation. If, however, the Non-U.S. Shareholder is treated as a non-resident alien individual but is physically present in the United States for more than 182 days during the taxable year, then, in certain circumstances, gain from the redemption of Shares pursuant to the terms of the Repurchase Offer will be subject to U.S. tax of 30% (or lower treaty rate).

If the income from the Fund is "effectively connected" with a U.S. trade or business carried on by a Non-U.S. Shareholder, then any gain (or dividend income) realized upon the sale of Shares pursuant to the terms of the Repurchase Offer will be subject to U.S. federal income tax at the graduated rates applicable to U.S. taxpayers.

Non-U.S. Shareholders may be subject to dividend tax withholding at a 28% rate or a lower applicable tax treaty rate on the gross proceeds of the redemption received by such Shareholder, if the proceeds are treated as a "dividend" under the rules described above. In the event that the tax status of the Repurchase Offer as a dividend is not clear to the Fund at the time of payment, the Fund will withhold a portion of the proceeds as if the proceeds constitute a dividend. In that case, the redeeming Shareholder may be eligible to claim a refund of the withheld tax by filing a U.S. tax return if the Shareholder can demonstrate that the proceeds were not dividends. Non-U.S. Shareholders should consult their tax advisers regarding application of these withholding rules.

Non-U.S. Shareholders should provide the Transfer Agent with a completed Form W-8 in order to avoid 28% backup withholding. The Transfer Agent will provide Shareholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8 BEN) or a Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8 ECI). Failure to provide a completed Form W-8 with the Letter of Transmittal will result in a defective submission and the Fund will be unable to repurchase the Shares submitted.

Non-U.S. Shareholders are advised to consult their own tax advisors with respect to the particular consequences to them of a redemption of Shares pursuant to the Repurchase Offer.

10. REPURCHASE FEES: The Fund will not pay interest to participating Shareholders for Shares repurchased, regardless of any delay in the payment for Fund repurchases.

The Fund does not charge a special handling or processing fee for repurchases. However, a Repurchase Fee equal to 1.0% of the value of the Shares repurchased by the Fund will apply if the Net Asset Value Determination Date is less than one year following the date of the Shareholder's purchase of the Shares (for this purpose, the first Shares purchased by a Shareholder will be deemed to be the first Shares sold by the investor (i.e., the identity of the Shares sold will be determined on a first-in, first-out basis)). The Repurchase Fee is payable to the Fund and, if applicable, deducted before payment of the proceeds of the repurchase to the Shareholder. The Repurchase Fees, if any, received by the Fund in connection with repurchases of Shares are imposed to offset Fund expenses, as described in the Prospectus of the Fund.

11. PROPER FORM OF REPURCHASE REQUEST DOCUMENTS:

         A.       PROPER PRESENTATION OF SHARES FOR REDEMPTION.

For a Shareholder to properly submit Shares pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required U.S. tax information, must be transmitted to and received by the Transfer Agent by the Expiration Date. LETTERS OF TRANSMITTAL SHOULD NOT BE SENT OR DELIVERED TO THE FUND.

The acceptance by the Fund of Shares for repurchase will constitute a binding agreement between the participating Shareholder and the Fund subject to the conditions and terms of the Repurchase Offer.

         B.       SIGNATURE GUARANTEES AND METHOD OF DELIVERY

All signatures must be guaranteed unless ALL of the following conditions apply:
o The Letter of Transmittal is signed by all registered holder(s) of the Shares, AND
o There is no change of registration for the Shares that the Shareholder will continue to hold, AND
o The payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below. (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Shares submitted for redemption must correspond with the name(s) in which the Shares are registered, without alteration, enlargement or any change whatsoever.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted. "Satisfactory" evidence is in the sole discretion of the Fund.

         C.       DETERMINATION OF VALIDITY.

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholder(s). The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Fund, Transfer Agent, Investment Advisor, or Rydex Distributors, Inc. (the "Distributor") or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Shareholder. In all cases, sufficient time should be allowed to ensure timely delivery.

         D.       FEDERAL INCOME TAX WITHHOLDING

To prevent U.S. federal income tax backup withholding at a rate generally equal to 28% of the gross payments made pursuant to the Repurchase Offer, each U.S. Shareholder who has not previously submitted a correct, completed and signed Form W-9 to the Fund or does not otherwise establish an exemption from withholding must notify the Transfer Agent of the Shareholder's correct taxpayer identification number (or certify that the taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Transmittal. Certain U.S. Shareholders (including, among others, all corporations) are not subject to these backup withholding requirements.

Non-U.S. Shareholders who have not previously submitted an appropriate, completed and signed Form W-8 to the Fund must submit a form to the Transfer Agent in order to avoid backup withholding. The Transfer Agent will also provide Shareholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8 BEN) or a Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8 ECI).

Individual retirement accounts for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Repurchase Offer unless an election is made for no such withholding to apply. Failure to submit the documentation described above or establish an exemption necessary to prevent backup withholding will result in an invalid submission of Shares for participation in the Repurchase Offer, and the Shareholder's submitted Shares will not be accepted for repurchase.

For a discussion of certain other U.S. federal income tax consequences to participating Shareholders, see Section 9.

Shareholders can obtain the current net asset value per Share during the period of the Repurchase Offer by calling 888-59RYDEX (888-597-9339), between the hours of 8:00 a.m. and 6:00 Eastern time, Monday-Friday (except holidays). For a copy of the Fund's Prospectus, call the Transfer Agent at 888-59RYDEX (888-597-9339) or contact your financial advisor.

12. RECOMMENDATIONS. The Repurchase Offer has been unanimously approved by the Board of Trustees. However, neither the Fund nor the Board of Trustees makes any recommendation to any Shareholder as to whether to participate in the Repurchase Offer. Shareholders are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Shares for redemption.

The Fund has been advised that no member of the Board of Trustees, affiliate of the Fund or the Investment Adviser will participate in the Repurchase Offer.

No person has been authorized to make any recommendation on behalf of the Fund or the Investment Adviser as to whether Shareholders should present their Shares for redemption pursuant to the Repurchase Offer. Any recommendation must not be relied upon as having been authorized by the Fund, the Investment Adviser, Distributor or the Transfer Agent.

No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Offer to Purchase or Letter of Transmittal. If given or made, any information and representations cannot be relied upon as having been authorized by the Fund, the Investment Adviser, Distributor or the Transfer Agent.

13. SOURCE AND AMOUNT OF FUNDS; EFFECT OF THE REPURCHASE OFFER. The actual cost of the Repurchase Offer cannot be determined at this time because the number of Shares to be repurchased will depend on the number of Shares submitted for redemption and the Repurchase Price will be determined on the Net Asset Determination Date. The total cost to the Fund of repurchasing 25% of its issued and outstanding Shares pursuant to the Repurchase Offer would be approximately $38,028,476.90 based on the Fund's net asset value on May 28, 2004. However, the total number of Shares issued and outstanding as of the Expiration Date may be higher than the number of Shares on May 28, 2004. All Fund shares repurchased by the Fund pursuant to the Repurchase Offer will be cancelled.

The Fund has the resources necessary to make payment for Shares submitted for repurchase in the Repurchase Offer since the Fund will liquidate Fund portfolio securities to meet redemption requests. The Fund does not currently anticipate to borrow, directly or indirectly, any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund's Prospectus and statement of additional information (the "Statement of Additional Information").

The repurchase of Shares pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Shareholders and reducing the net assets of the Fund. The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, subject to the Fund's expense limitation, as described in the Prospectus and Statement of Additional Information. In addition, the Fund's net asset value may decline because of significant market pressure to dispose of securities, increased Fund brokerage and related transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

14. CERTAIN LEGAL MATTERS. The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to a Shareholder's decision whether to participate in the Purchase Offer.

The Fund's obligations under the Repurchase Offer to accept payment and pay for Shares are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will redemption requests be accepted from or on behalf of) holders of Shares in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund reserves the right to exclude Shareholders in any jurisdiction in which the Repurchase Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Shareholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

15. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES. The aggregate number and percentage of Shares beneficially owned by members of the Board of Trustees and the Fund's executive officers and associates are set forth in the table below.

----------------------------  -------------------  ---------------------  ----------------------------------
 Name and Position             Number of Shares     Percentage of Shares   Address
                               beneficially owned   beneficially owned
----------------------------  -------------------  ---------------------  ----------------------------------
 Michael P. Byrum, President   251.494              0.017%                 c/o Rydex Capital Partners SPhinX
                                                                           Fund
                                                                           9601 Blackwell Road, Suite 500
                                                                           Rockville, MD 20850
----------------------------  -------------------  ---------------------  ----------------------------------

During the 60 days prior to the Repurchase Offer, neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's officers, Trustees, affiliates or associates effected any transaction in Shares.

Neither the Fund nor, to the best of the Fund's knowledge, any of the Fund's officers or Trustees is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Fund. This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Dated:  June 30, 2004

EXHIBIT (A)(1)(II)

--------------------------------------------------------------------------------

                              LETTER OF TRANSMITTAL

        TO ACCOMPANY REPURCHASE REQUEST OF SHARES OF BENEFICIAL INTEREST
                                       OF
                       RYDEX CAPITAL PARTNERS SPHINX FUND

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

 ALL REQUESTS TO HAVE SHARES REPURCHASED MUST BE RECEIVED BY FORUM SHAREHOLDER
    SERVICES, LLC IN PROPER FORM NO LATER THAN 12:00 MIDNIGHT EASTERN TIME
         JULY 30, 2004, UNLESS THE OFFER TO PURCHASE IS EXTENDED

--------------------------------------------------------------------------------

To: Rydex Capital Partners SPhinX Fund

The person(s) signing this Letter of Transmittal ("Signor") elects to participate in the Offer to Purchase and requests the repurchase by Rydex Capital Partners SPhinX Fund (the "Fund") of the shares of beneficial interest (the "Shares") designated below in exchange for the Repurchase Price (defined below) for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee (defined below). The repurchase price ("Repurchase Price") is an amount equal to the net asset value of the Shares as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004 (the "Net Asset Value Determination Date"). This Letter of Transmittal is subject to the terms and conditions described in the Offer to Purchase dated June 30, 2004. Receipt of the Offer to Purchase is acknowledged by the Signor. The Offer to Purchase and this Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the "Repurchase Offer").

The Signor recognizes that there may be expenses associated with participation in the Repurchase Offer. Without consideration of any potential tax consequences to a Shareholder of participation in the Repurchase Offer, a 1.00% Repurchase Fee will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the initial investment in the Fund. The Repurchase Fee will be deducted before payment of the proceeds of a repurchase. In addition, a participating Shareholder may be charged a processing fee for assistance in transmitting the required documentation by the Shareholder's broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, "Financial Intermediary").

Subject to, and effective upon, acceptance for payment of, or payment for, Shares presented for repurchase by the Signor in accordance with the terms and subject to the conditions of the Repurchase Offer (including, if the Repurchase Offer is extended or amended, the terms or conditions of any extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all of the Shares that are being presented for redemption as described in "Shares Tendered for Repurchase" that may be purchased by the Fund pursuant to the Repurchase Offer (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Expiration Date) and the Signor irrevocably constitutes and appoints the Fund's transfer agent, Forum Shareholder Services, LLC (the "Transfer Agent") as the true and lawful agent and attorney-in-fact of the Signor with respect to such Shares (and any such dividends, distributions, other Shares, or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the succeeding paragraph, all in accordance with the terms and conditions set forth in the Repurchase Offer.

The Signor hereby represents and warrants that: (a) the Signor has full power and authority to submit, sell, assign and transfer the Shares submitted for repurchase (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Expiration Date); (b) when and to the extent the Fund accepts the Shares for repurchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents deemed by the Transfer Agent or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the submitted Shares (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Expiration Date); and (d) the Signor has read and agreed to all of the terms of the Repurchase Offer.

The Signor recognizes that, under certain circumstances set forth in the Offer to Purchase, the Fund may terminate or amend the Repurchase Offer or may not be required to repurchase any of the Shares presented for redemption. The Signor understands that the Transfer Agent will cancel the repurchase request as to any Shares not repurchased by the Fund.

Each Shareholder must also complete the Instructions form and submit certain tax information as a condition to participation in the Repurchase Offer.

The Signor understands that acceptance of Shares by the Fund for repurchase represents a binding agreement between the Signor and the Fund upon the terms and conditions of the Repurchase Offer.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the Signor and all obligations of the Signor under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the Signor.

Except as stated in the Offer to Purchase, the Signor's presentment of Shares for repurchase is irrevocable.

--------------------------------------------------------------------------------

  SIGNOR MUST PROVIDE THE INFORMATION REQUESTED IN THIS LETTER OF TRANSMITTAL. FAILURE TO FURNISH THE INFORMATION REQUESTED REGARDING ACCOUNT INFORMATION WILL
  RESULT IN AN INCOMPLETE REDEMPTION REQUESTS WHICH WILL MEAN THE FUND CANNOT
                         REPURCHASE THE SHARES TENDERED.

--------------------------------------------------------------------------------

                    NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW

--------------------------------------------------------------------------------

                                  INSTRUCTIONS

        FORMING PART OF THE TERMS AND CONDITIONS OF THE REPURCHASE OFFER

--------------------------------------------------------------------------------

1. GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal if: (a) this Letter of Transmittal is signed by the registered holder(s) of Shares presented for redemption; (b) there is no change of registration for the Shares Shareholder will continue to hold; and (c) the payment of the repurchase proceeds is to be sent to the registered owners of the Shares at the address shown on the Shareholder's account statement. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined below).

Signatures must be guaranteed by one of the following: a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency (each an "Eligible Institution" and together, "Eligible Institutions"). Please note: if you request your funds to be sent via ACH to a bank account other than one that is already noted on your account, a signature guarantee is required.

2. DELIVERY OF LETTER OF TRANSMITTAL. A properly completed and duly executed Letter of Transmittal with any required signature guarantees, any other documents required by this Letter of Transmittal should be mailed or delivered to the Transfer Agent at the appropriate address set forth herein and must be received by the Transfer Agent prior to 12:00 midnight Eastern time on July 30, 2004. Letters of Transmittal should NOT be sent or delivered to the Fund.

Delivery will be deemed made only when actually received by the Transfer Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause the Letter of Transmittal and any other documents required by this Letter of Transmittal to be delivered in accordance with the Repurchase Offer.

THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE SHAREHOLDER PRESENTING SHARES FOR REDEMPTION. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The Letter of Transmittal should be sent to the Transfer Agent at the following addresses:

REGULAR MAIL:                               COURIER OR EXPRESS MAIL:
Forum Shareholder Services, LLC             Forum Shareholder Services, LLC
P.O. Box 446                                Two Portland Square
Portland, ME  04112                         Portland, ME  04101

The Fund will not accept any alternative, conditional or contingent redemption requests.

3. INADEQUATE SPACE. If the space provided to respond to any of the questions below is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the Letter of Transmittal.

4. SIGNATURES ON LETTER OF TRANSMITTAL, AUTHORIZATIONS, AND ENDORSEMENTS. Signature(s) by registered holder(s) on this Letter of Transmittal must correspond EXACTLY with the name(s) in which the Shares are registered.

If any of the Shares presented for redemption are owned of record by two or more joint owners, all owners must sign this Letter of Transmittal. If any of the Shares presented for redemption are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act in such a fiduciary or representative capacity must be submitted.

5. TRANSFER TAXES ON SHARES. There are no transfer taxes related to the Repurchase Offer. However, the Repurchase Offer will generally be a taxable transaction for income tax purposes.

6. IRREGULARITIES. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Shares presented for redemption will be determined by the Fund, in its sole discretion, and the Fund's determination shall be final and binding. The Fund reserves the absolute right to reject any or all Shares presented for redemption determined not to be in appropriate form or to refuse to accept for payment, repurchase or pay for any Shares if, in the opinion of the Fund's counsel, accepting, repurchasing or paying for the Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer in whole or in part, or any defect in any redemption request, whether generally or with respect to any particular Share(s) or Shareholder(s). The Fund's interpretations of the terms and conditions of the Repurchase Offer (including these instructions) shall be final and binding.

The Fund, Rydex Capital Partners I, LLC, the Transfer Agent, or any other person are not and will not be obligated to give any notice of defects or irregularities in redemption requests, and none of them shall incur any liability for failure to give any such notice, including without limitation, with respect to the Instructions form and necessary tax information.

7. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Transfer Agent, by telephoning 888-59RYDEX (888-597-9339). Requests for additional copies of the Offer to Purchase and this Letter of Transmittal should also be directed to the Transfer Agent. The Transfer Agent will also provide Shareholders, upon request, with a Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding (W-8 BEN) or a Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States (W-8 ECI).

8. BACKUP WITHHOLDING TAX. Each U.S. Shareholder presenting Shares for redemption who has not already submitted a correct, completed and signed Form W-9 to the Fund, or does not otherwise establish an exemption from withholding must notify the Transfer Agent of his/her correct taxpayer identification number ("TIN") (or certify that he/she/it is awaiting a TIN) and provide certain other information by completing and providing to the Transfer Agent the Substitute Form W-9 provided under "Important Tax Information" below. Failure either to provide the information on the form or to check the box in Part 2 of the form will result in a defective submission and the Fund will be unable to repurchase the Shareholders' submitted Shares.

9. WITHHOLDING FOR NON-U.S. SHAREHOLDERS. Each non-U.S. Shareholder presenting Shares for redemption who has not already submitted an appropriate, completed and signed Form W-8 (available upon request from the Transfer Agent) to the Fund must complete the Form W-8, and provide it to the Transfer Agent. Failure to provide the Form W-8 will result in a defective submission and the Fund will be unable to repurchase the Shareholders' submitted Shares.

Even if a non-U.S. Shareholder has provided the required certification to avoid backup withholding, the Transfer Agent will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a non-U.S. Shareholder or his or her agent unless the Transfer Agent determines that a reduced rate of withholding is available pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a non-U.S. Shareholder must deliver to the Transfer Agent before the payment a properly completed and executed IRS Form W-8 BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Repurchase Offer are effectively connected with the conduct of a trade or business within the U.S., a non-U.S. Shareholder must deliver to the Transfer Agent a properly completed and executed IRS Form W-8 ECI. the Transfer Agent will determine a Shareholder's status as a non-U.S. Shareholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Forms W-8 BEN or W-8 ECI) unless facts and circumstances indicate that such reliance is not warranted. A non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Shareholder satisfies certain requirements or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding. Non-U.S. Shareholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

10. WITHHOLDING FOR CERTAIN IRAS. Each U.S. Shareholder presenting Shares for redemption and which is an individual retirement account for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Repurchase Offer unless the election set forth in this Letter of Transmittal is made for no such withholding to apply.

                            IMPORTANT TAX INFORMATION

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. PARTICIPATION IN THE REPURCHASE OFFER IS GENERALLY A TAXABLE TRANSACTION. ALL SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE REPURCHASE OFFER AND ARE ALSO URGED TO REVIEW SECTION 9 OF THE OFFER OF PURCHASE.

                         SUBSTITUTE FORM W-9 OR FORM W-8

Under the U.S. federal income tax laws, the Transfer Agent may be required to withhold 28% of the amount of any payment made to certain holders pursuant to the Repurchase Offer. In order to avoid such backup withholding, each redeeming U.S. Shareholder must provide the Transfer Agent with such Shareholder's correct TIN by completing the Substitute Form W-9 set forth below. In general, if a Shareholder is an individual, the TIN is the Social Security number of such individual. If the Transfer Agent is not provided with the correct TIN, the Shareholder may be subject to a penalty imposed by the Internal Revenue Service. Certain Shareholders (including, among others, most corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid possible erroneous backup withholding. For further information regarding backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a TIN if you do not have one and how to complete the Substitute Form W-9 if Shares are held in more than one name), consult the enclosed Guidelines for Certification of Taxpayer Identification Number.

In addition, individual retirement accounts for which Forum Trust, LLC serves as custodian will be subject to 10% Federal income tax withholding on the gross proceeds received pursuant to the Repurchase Offer unless an election is made for no such withholding to apply.

In order for a non-U.S. Shareholder to avoid 28% backup withholding, the Shareholder must submit a statement to Forum Shareholder Services LLC signed under penalties of perjury attesting that he/she/it is a non-U.S. Shareholder. Form W-8 and instructions for such statement are enclosed for non-U.S. Shareholders. To qualify as an exempt recipient on the basis of foreign status, a Shareholder must submit a properly completed Form W-8 BEN or Form W-8 ECI, signed under penalties of perjury, attesting to that person's exempt status. A Shareholder would use a Form W-8 BEN to certify that it (1) is neither a citizen nor a resident of the United States, (2) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not to be engaged in a trade or business within the United States to which the gain on the sale of the Shares would be effectively connected; and would use a Form W-8 ECI to certify that (1) it is neither a citizen nor resident of the U.S., and (2) the proceeds of the sale of the Shares is effectively connected with a U.S. trade or business. A foreign Shareholder may also use a Form W-8 BEN to certify that it is eligible for benefits under a tax treaty between the United States and such foreign person's country of residence.

A SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISORS AS TO HIS OR HER QUALIFICATION FOR EXEMPTION FROM THE BACKUP WITHHOLDING REQUIREMENTS AND THE PROCEDURE FOR OBTAINING AN EXEMPTION.

CONSEQUENCES OF FAILURE TO FILE SUBSTITUTE FORM W-9 OR FORM W-8

Failure to complete Substitute Form W-9 or Form W-8 WILL CAUSE the Shares to be deemed invalidly presented for redemption. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, the Shareholder may claim a refund from the Internal Revenue Service.

--------------------------------------------------------------------------------

                                    IMPORTANT

 THIS LETTER OF TRANSMITTAL BEARING ORIGINAL SIGNATURE(S), PROPERLY COMPLETED
    AND DULY EXECUTED, TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE TRANSFER AGENT NO
                         LATER THAN THE EXPIRATION DATE.

--------------------------------------------------------------------------------

   DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR SHARES
                                 FOR REDEMPTION.

I.   ACCEPTANCE OF THE REPURCHASE OFFER

THE REPURCHASE OFFER IS HEREBY ACCEPTED IN ACCORDANCE WITH ITS TERMS.


-------------------------------          -------------------------------
NAME OF REGISTERED SHAREHOLDER(S)        NAME OF REGISTERED SHAREHOLDER(S)
(Please Type or Print)                   (Please Type or Print)


-------------------------------          -------------------------------
AUTHORIZED SIGNATURE                     AUTHORIZED SIGNATURE


-------------------------------          -------------------------------
TAX PAYER IDENTIFICATION OR              TAX PAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER                   SOCIAL SECURITY NUMBER


-------------------------------
DATE

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Fund Statement or by person(s) authorized to become registered holder(s) by certificates and documents transmitted under this Letter of Transmittal.

If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information (see Instruction 4):

NAME
(Please Type or Print)         _____________________________________

CAPACITY (FULL TITLE)
(See Instruction 4)            _____________________________________

ADDRESS                        _____________________________________

                               _____________________________________

DAYTIME TELEPHONE NUMBER       _____________________________________


Please provide the following Shareholder information:

ACCOUNT NUMBER
(EXACTLY as listed on Fund statement)    _____________________________________

DAYTIME TELEPHONE NUMBER                 _____________________________________


II.  GUARANTEE OF SIGNATURE(S)
     (See Instruction 1)

AUTHORIZED SIGNATURE           _____________________________________

NAME
(Please Type or Print)         _____________________________________

TITLE                          _____________________________________

NAME OF FIRM                   _____________________________________

ADDRESS                        _____________________________________

                               _____________________________________

DAYTIME TELEPHONE NUMBER       _____________________________________

DATED                          _____________________________________

III. SHARES TENDERED FOR REPURCHASE
     (Please fill in ALL applicable information)

     Partial Tender            Please tender all but $____________ of my Shares
                               (PLEASE NOTE: A $15,000 minimum balance must be
                               retained.)
     Dollar Amount             Please repurchase enough of my Shares so that I
                               will receive $____________.  I understand that if
                               a Repurchase Fee applies, enough of my Shares
                               will be repurchased, subject to proration, to
                               provide the net proceeds requested.
                               (PLEASE NOTE: You must retain a $15,000 minimum
                               balance.)
     Full Tender               Please tender all of my Shares.

IV.  PAYMENT AND DELIVERY INSTRUCTIONS

NOTE: IF YOU INVEST THROUGH A FINANCIAL INTERMEDIARY, THAT FINANCIAL INTERMEDIARY MAY REQUIRE ALTERNATE PAYMENT AND DELIVERY INSTRUCTIONS, NOTWITHSTANDING YOUR REQUEST BELOW. CONTACT YOUR FINANCIAL INTERMEDIARY FOR MORE INFORMATION.

     I invest through a Financial Intermediary

FINANCIAL INTERMEDIARY         _____________________________________

CONTACT NAME                   _____________________________________

PHONE NUMBER                   _____________________________________

(Please check one)

     Please invest the entire proceeds of the repurchased Shares to purchase additional shares of my existing Rydex Fund(s):

------------------------  ------------  -------------------------------------------------  -----------------
FUND NAME                  ACCOUNT       REGISTRATION                                       PERCENTAGE OF
                           NUMBER                                                           PROCEEDS
                                                                                            INVESTED IN FUND
------------------------  ------------  -------------------------------------------------  -----------------

                                          _____________________________________________

                                          _____________________________________________

------------------------  ------------  -------------------------------------------------  -----------------

                                          _____________________________________________

                                          _____________________________________________

------------------------  ------------  -------------------------------------------------  -----------------

(REGISTRATION OF THE RYDEX FUND(S) MUST BE IDENTICAL TO THE SPHINX
REGISTRATION.)

SHAREHOLDER UNDERSTANDS THAT NEITHER THE FUND NOR THE TRANSFER AGENT ARE RESPONSIBLE FOR ANY CONSEQUENTIAL, INCIDENTAL, SPECIAL OR DIRECT DAMAGES, INCLUDING BUT NOT LIMITED TO LOST PROFITS, TRADING LOSSES OR DAMAGES THAT RESULT FROM ANY INCONVENIENCE, DELAY OR ERROR IN PURCHASING ADDITIONAL SHARES OF EXISTING RYDEX FUNDS WITH THE PROCEEDS OF THE REPURCHASE OFFER.

     MAIL A CHECK TO THE ADDRESS OF RECORD
     A check for the proceeds of repurchased Shares will be issued in the name of the registered Shareholder(s) and mailed to the address of record on the account.

     MAIL A CHECK TO AN ALTERNATIVE ADDRESS
     If alternative address is requested, please provide instructions here (signature(s) must be "guaranteed." See Instruction 1.).

     ALTERNATIVE MAILING INSTRUCTIONS:     _____________________________________

                                           _____________________________________

                                           _____________________________________

     SEND PROCEEDS VIA AUTOMATED CLEARING HOUSE (ACH) NETWORK TO THE EXISTING BANK INSTRUCTIONS ALREADY ON FILE.
     Proceeds will be sent via ACH to the bank instructions listed on your SPhinX Fund account.

     SEND PROCEEDS VIA ACH TO ALTERNATIVE BANK INSTRUCTIONS.
     If alternative bank instructions are requested, please provide instructions here (signature(s) must be "guaranteed." See Instruction 1.).

     ALTERNATIVE BANK INSTRUCTIONS:  Bank Name: ________________________________

                                     ABA #:     ________________________________

                                     Account Name: _____________________________

                                     Account #  ________________________________

                                     For Further Credit to: ____________________

V.   SHAREHOLDER TAX INFORMATION

Complete Substitute Form W-9 below or Form W-8 (available upon request from the Transfer Agent), as applicable.

PAYER'S NAME:

-------------------------------------  ---------------------------------  -------------------------------------
 Substitute Form W-9                    PART I--Please provide your TIN    PART II - Awaiting TIN  /_ /
                                        and certify by signing and         Please see below.
                                        dating below
-------------------------------------  ---------------------------------  -------------------------------------


DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICE CERTIFICATION

Under penalty of perjury, I certify that:

(1) that the number set forth below is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) AND
(2) that I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the Internal Revenue Service (IRS) has notified me that I am no longer subject to backup withholding, AND
(3)  I am a U.S. person (including a U.S. resident alien).

     Instruction: You must strike out the language in (2) above if you have been notified that you are subject to backup withholding due to underreporting and you have not received a notice from the IRS that backup withholding has been terminated. The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE                           DATE

------------------------------      ------------------------------

NAME                                 TAXPAYER IDENTIFICATION NUMBER

------------------------------      ------------------------------
(Please Type or Print)


ADDRESS

------------------------------

------------------------------

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 2 OF SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number to the payer, I will not have submitted all information required to participate in the Repurchase Offer, the Fund may be unable to repurchase my submitted Shares and 28% of all reportable payments due to me pursuant to the Repurchase Offer may be withheld until I provide a Taxpayer Identification Number to the payer and that if I do not provide my Taxpayer Identification Number within 60 days, such retained amounts shall be remitted to the IRS as backup withholding.


-------------------------------
Signature


-------------------------------
Date

--------------------------------------------------------------------------------

     NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE REPURCHASE OFFER AND WILL RESULT IN A DEFECTIVE SUBMISSION, AND THE FUND WILL NOT BE
                   ABLE TO REPURCHASE YOUR SUBMITTED SHARES.

--------------------------------------------------------------------------------

VI.  TAX WITHHOLDING ELECTION FOR CERTAIN IRAS

Check one of the following if you are an individual retirement account for which Forum Trust, LLC serves as custodian to indicate whether you wish to have Federal income taxes withheld. If neither is checked, Forum Shareholder Services, LLC is required to withhold 10% from the gross proceeds received pursuant to the Repurchase Offer.

______   I elect NOT to have Federal income taxes withheld.


______ I elect to have Federal income taxes withheld at the rate of _____ (specify a whole number percentage between 10 and 99).

SIGNATURE                           DATE

------------------------------      ------------------------------

NAME                                TAXPAYER IDENTIFICATION NUMBER

------------------------------      ------------------------------
(Please Type or Print)


ADDRESS

------------------------------

------------------------------

EXHIBIT (A)(1)(III)

Date

Dear Shareholder:

Rydex Capital Partners SPhinX Fund (the "Fund") has received and accepted for purchase your tender of all or a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your investment in Shares, you have been paid a non-interest bearing, non-transferable note (the "Note") entitling you to receive an Initial Payment of at least 90% of the Repurchase Price per share tendered, after subtraction of any applicable Repurchase Fee that applies if the Net Asset Value Determination Date is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive the Initial Payment in this amount, as per your instructions on your Letter of Transmittal, or as per the settlement instructions of your Financial Intermediary. In accordance with the terms of the Repurchase Offer, payment will be made generally within 25 days of the Net Asset Value Determination Date.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately 35 days after the Net Asset Value Determination Date. This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary.

The Note is held by Forum Shareholder Services, LLC on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled. You will remain a Shareholder of the Fund with respect to the portion of your interest in the Fund that you did not tender, if applicable.

Should you have any questions, please call your financial advisor or broker, or you can call Forum Shareholder Services, LLC at 888-59RYDEX (888-597-9339).

Sincerely,

Forum Shareholder Services, LLC

EXHIBIT (A)(1)(IV)
                                 PROMISSORY NOTE

Pursuant to the Repurchase Offer of up to twenty-five percent (25%) of its shares of beneficial interest ("Shares") issued and outstanding as of the Expiration Date, at a price equal to the respective net asset value of the Shares as of the close of regular trading session of The New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set for in the Repurchase Offer, Rydex Capital Partners SPhinX Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the net asset value of the Shares tendered, determined as of the Net Asset Value Determination Date in accordance with the asset valuation policy of the Fund, as described in the Fund's Prospectus and Statement of Additional Information.

This note entitles the Payee to receive an initial payment, valued in accordance with the Prospectus and Statement of Additional Information of the Fund, equal to at least 90% of the value of the Shares (the "Initial Payment") as of the Net Asset Determination Date, which will be paid to the payee in the form of a check or ACH generally within 25 days after the Net Asset Value Determination Date. A Repurchase Fee of 1.00% of the value of Shares repurchased by the Fund may apply if the Net Asset Determination Date is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to the payment of the balance of the repurchase proceeds ("Balance Due"), after payment of the Initial Payment, if any, to be determined and generally paid within approximately 35 days after the Net Asset Value Determination Date. This amount will be paid to the Payee via ACH or Check, as per the instruction's on the Payee's Letter of Transmittal or as per the settlement instructions of the Payee's Financial Intermediary.

Both the Initial Payment and Balance Due hereunder shall be paid in cash, PROVIDED, HOWEVER, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase proceeds by a distribution of portfolio securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Shareholders of the Fund, or such other reasons as provided for in the Fund's Prospectus and Statement of Additional Information, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

Both the Initial Payment and Balance Due of this note shall be made by check or ACH to the Payee, as per the Payee's instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee. This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: __________________           Rydex Capital Partners SPhinX Fund

                                    By:  ________________________________

(a)(1)(v)  Form of Letter to Financial Intermediaries

    FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES REGARDING THE REPURCHASE OFFER BY

      ------------------------------------------------------------------
                       RYDEX CAPITAL PARTNERS SPHINX FUND

      ------------------------------------------------------------------

                         TO REPURCHASE UP TO 25% OF ITS
       SHARES OF BENEFICIAL INTEREST ("SHARES") AT THEIR NET ASSET VALUE
                               PER SHARE IN CASH

To: Brokers, Dealers, Commercial Banks, Trust Companies, Retirement Plan Trustees and Other Nominees ("Financial Intermediaries"):

We are enclosing the material listed below relating to the offer by Rydex Capital Partners SPhinX Fund (the "Fund"), to its shareholders (the "Shareholders") to repurchase up to 25% of its shares of beneficial interest (the "Shares") issued and outstanding as of the Expiration Date (defined below) as are properly tendered and not withdrawn on the Expiration Date. The Fund is a Delaware statutory trust, registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON JULY 30, 2004, UNLESS EXTENDED (THE "EXPIRATION DATE").

The Purchase Price to be paid for the Shares is an amount equal to the net asset value as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee. A Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of a Shareholder's initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase. The Shares will be repurchased subject to the terms and conditions set forth in the Offer to Purchase dated June 30, 2004 and the related Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer ("Repurchase Offer").

The following documents are enclosed:

(1) Offer to Purchase dated June 30, 2004;
(2) Letter of Transmittal;
(3) Instructions Form; and
(4) Guidelines for Certification of Taxpayer Identification Number;

Please be advised that participation in the Repurchase Offer requires submission of the Instructions form. All Financial Intermediaries are requested to submit account information on behalf of their clients who choose to participate in the Repurchase Offer. If a client instructs you by telephone to present your Shares for redemption, please record the telephone conversation (in accordance with applicable law).

No fees or commissions will be payable to brokers, dealers or other persons under the terms of the Repurchase Offer, although redeeming Shareholders may be obligated to pay a processing fee to their Financial Intermediary for assistance in transmitting a redemption request. A repurchase request will be deemed invalid unless an exemption is proved or unless the required taxpayer identification information is or has previously been provided regarding backup tax withholding. Certain documents also have to be submitted as apply to withholdings potentially affecting payments to non-U.S. Shareholders (see Instruction 9 of the Letter of Transmittal).

The Repurchase Offer is not being made to (nor will redemption requests be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Repurchase Offer or its acceptance would not be in compliance with the laws of such jurisdiction. To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NONE OF THE FUND, ITS BOARD OF TRUSTEES, FORUM SHAREHOLDER SERVICES, LLC OR THE INVESTMENT ADVISER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO SUBMIT FOR REDEMPTION OR TO REFRAIN FROM SUBMITTING FOR REDEMPTION SHARES. THE FUND HAS BEEN ADVISED THAT NO MEMBER OF THE BOARD OF TRUSTEES, OFFICER OF THE FUND, OR THE FUND'S INVESTMENT ADVISER WILL PARTICIPATE IN THE REPURCHASE OFFER.

Additional copies of the enclosed material may be obtained from Forum Shareholder Services, LLC, the Fund's transfer agent, at appropriate addresses and telephone numbers set forth in the Letter of Transmittal. Any questions you have with respect to the Repurchase Offer should be directed to Forum Shareholder Services, LLC at 888-59RYDEX (888-597-9339).

Very truly yours,

Rydex Capital Partners SPhinX Fund

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR FORUM SHAREHOLDER SERVICES, LLC OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS

WITH RESPECT TO THE REPURCHASE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER OF PURCHASE STATEMENT AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE REPURCHASE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED.

Exhibit (a)(1)(vi)  Form of Letter to Clients of Financial Intermediaries

     FORM OF LETTER TO CLIENTS OF BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
            COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES

                             REGARDING THE OFFER BY

       ------------------------------------------------------------------
                       RYDEX CAPITAL PARTNERS SPHINX FUND

       ------------------------------------------------------------------

                         TO REPURCHASE UP TO 25% OF ITS
       SHARES OF BENEFICIAL INTEREST ("SHARES") AT THEIR NET ASSET VALUE
                               PER SHARE IN CASH

To Our Clients:

         Enclosed for your consideration are materials related to the offer by Rydex Capital Partners SPhinX Fund (the "Fund") to repurchase up to 25% of its shares of beneficial interest (the "Shares"), subject to the terms and conditions of the Offer to Purchase dated June 30, 2004 and the related Letter of Transmittal, which together as amended from time to time constitute the "Repurchase Offer". The Fund is a Delaware statutory trust, registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

         The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us for your account. CONTACT US TO PRESENT SHARES WE HOLD FOR YOUR ACCOUNT FOR REPURCHASE.

         Your attention is called to the following:

1. The Purchase Price is an amount equal to the net asset value as of the close of the regular trading session of the New York Stock Exchange on September 30, 2004. A Shareholder may expect to receive the Repurchase Price for every Share tendered and accepted, in cash, without interest, net of any applicable Repurchase Fee. A Repurchase Fee equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of a Shareholder's initial investment in the Fund. If applicable, the Repurchase Fee will be deducted before payment of the proceeds of a repurchase.

2. THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN TIME JULY 30, 2004, UNLESS EXTENDED.

3. The Repurchase Offer is for up to 25% of the Shares of the Fund issued and outstanding as of the Expiration Date, and is not conditioned upon any minimum number of outstanding Shares being presented for redemption, but is subject to certain conditions set forth in the Offer to Purchase. Under the conditions described in the Offer to Purchase, the Fund can terminate or amend the Repurchase Offer or can postpone the acceptance for payment of, payment for or repurchase of any Shares.

4. Redeeming Shareholders will not be obligated to pay brokerage commissions on the repurchase of Shares by the Fund pursuant to the Repurchase Offer; however, a Financial Intermediary may charge a fee for processing the transactions on behalf of Shareholders.

IF YOU WISH TO HAVE US PRESENT YOUR SHARES FOR REDEMPTION, PLEASE INSTRUCT US BY COMPLETING, SIGNING AND RETURNING TO US THE INSTRUCTION FORM ENCLOSED.

YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO PRESENT YOUR SHARES FOR REDEMPTION ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE REPURCHASE OFFER. THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT EASTERN TIME JULY 30, 2004, UNLESS EXTENDED.

The Repurchase Offer is not being made to (nor will redemption requests be accepted from or on behalf of) owners of Shares in any jurisdiction in which the Repurchase Offer or its acceptance would violate the laws of that jurisdiction. To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

NONE OF THE FUND, THE BOARD OF DIRECTORS, FORUM SHAREHOLDER SERVICES, LLC OR THE INVESTMENT ADVISER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO SUBMIT FOR REDEMPTION OR TO REFRAIN FROM SUBMITTING FOR REDEMPTION SHARES. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR OR OFFICER OF THE FUND NOR THE FUND'S INVESTMENT ADVISER WILL PARTICIPATE IN THE REPURCHASE OFFER. EACH SHAREHOLDER IS URGED TO READ AND EVALUATE THE REPURCHASE OFFER STATEMENT AND ACCOMPANYING MATERIALS CAREFULLY.

Very truly yours,

[Broker Name]

(a)(1)(vii)  Form of Instructions from Clients of Financial Intermediaries

                       INSTRUCTIONS REGARDING THE OFFER BY

       ------------------------------------------------------------------
                       RYDEX CAPITAL PARTNERS SPHINX FUND

       ------------------------------------------------------------------

          TO REPURCHASE UP TO 25% OF ITS ISSUED AND OUTSTANDING SHARES
                     AT NET ASSET VALUE IN EXCHANGE FOR CASH

   DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR SHARES
                                FOR REDEMPTION.

Please consult with your Financial Intermediary before completing this form.

       ------------------------------------------------------------------

       FORUM SHAREHOLDER SERVICES, LLC MUST RECEIVE YOUR SHARES FROM YOUR FINANCIAL INTERMEDIARY NO LATER THAN 12:00 MIDNIGHT EASTERN TIME JULY 30, 2004
      (THE "EXPIRATION DATE"), UNLESS THE OFFER TO PURCHASE IS EXTENDED).

       ------------------------------------------------------------------

The undersigned acknowledge(s) receipt of the Offer to Purchase, dated June 30, 2004 and the Letter of Transmittal in connection with the offer to Shareholders by Rydex Capital Partners SPhinX Fund (the "Fund"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, to tender Shares for the repurchase of up to 25% of the Fund's shares of beneficial interest (the "Shares") issued and outstanding as of the Expiration Date. The undersigned hereby requests the purchase of the Shares designated below, in accordance with the terms and conditions of the Offer to Purchase and Letter of Transmittal, which together, as amended from time to time constitute the Repurchase Offer.

NUMBER OF SHARES TENDERED FOR PARTICIPATION IN REPURCHASE OFFER: _____

---------------------------------     --------------------------------
NAME OF REGISTERED SHAREHOLDER(S)     NAME OF REGISTERED SHAREHOLDER(S)
(Please Type or Print)                (Please Type or Print)

-------------------------------       --------------------------------
AUTHORIZED SIGNATURE                  AUTHORIZED SIGNATURE

-------------------------------       --------------------------------
TAX PAYER IDENTIFICATION OR           TAX PAYER IDENTIFICATION OR
SOCIAL SECURITY NUMBER                SOCIAL SECURITY NUMBER

-------------------------------
DATE

(a)(1)(viii)  Guidelines for Certification of Taxpayer Identification Number on
              Substitute W-9

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer--Social Security numbers ("SSN") have nine digit separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN") have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

------------------------------------------------------  -----------------------------------------------------
 FOR THIS TYPE OF ACCOUNT:                               GIVE NAME AND SSN OF:
------------------------------------------------------  -----------------------------------------------------
 1.    Individual                                        The individual

 2.    Two or more individuals (joint account)           The actual owner of the account or, if combined
                                                         funds, the first individual on the account. 1

 3.    Custodian account of a minor (Uniform Gift        The minor 2
       to Minors Act)

 4.a.  The usual revocable savings trust                 The grantor-trustee 1
       (grantor is also trustee)

   b.  So-called trust account that is not a legal       The actual owner 1
       or valid trust under state law

 5.    Sole proprietorship or single-owner LLC           The owner 3

------------------------------------------------------  -----------------------------------------------------
 FOR THIS TYPE OF ACCOUNT:                               GIVE NAME AND EIN OF:
------------------------------------------------------  -----------------------------------------------------
 6.    Sole proprietorship or single-owner LLC           The owner 3

 7.    A valid trust, estate, or pension trust           Legal entity 4

 8.    Corporate or LLC electing corporate status on     The corporation
       Form 8832

 9.    Association, club, religious, charitable,         The organization
       educational, or other tax-exempt organization

 10.   Partnership or multi-member LLC                   The partnership

------------------------------------------------------  -----------------------------------------------------

----------------
1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security Number SSN, that person's number must be furnished.
2 Circle the minor's name and furnish the minor's SSN.
3 YOU MUST SHOW YOUR INDIVIDUAL NAME, but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).
4 List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If not name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

------------------------------------------------------  -----------------------------------------------------
 11.   A broker or registered nominee                    The broker or nominee

 12.   Account with the Department of Agriculture        The public entity
       in the name of a public entity (such as a
       state or local government, school district,
       or prison) that receives agricultural program
       payments
------------------------------------------------------  -----------------------------------------------------

OBTAINING A NUMBER

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration Office, or form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM, and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on all payments include the following:

o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).
o     The United States or any agency or instrumentality thereof.
o A State, the District of Columbia, a possession of the United States, or any political subdivision or instrumentality thereof.
o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
o     An international organization or any agency, or instrumentality thereof.

PAYEES THAT MAY BE EXEMPTED FROM BACKUP WITHHOLDING:

o     A corporation.
o     A financial institution.
o A registered dealer in securities or commodities registered in the U.S., the District of Columbia, or a possession of the U.S.
o     A real estate investment trust.
o     A common trust fund operated by a bank under section 584(a).
o An entity registered at all times during the tax year under the Investment Company Act of 1940.
o     A middle man known in the investment community as a nominee or custodian.
o A futures commission merchant registered with the Commodity Futures Trading Commission.
o     A foreign central bank of issue.
o     A trust exempt from tax under Section 664 or described in Section 4947.

o Payments of dividends and patronage dividends not generally subject to backup withholding including the following:
o     Payments to nonresident aliens subject to withholding under section 1441.
o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.
o Payments of patronage dividends where the amount received is not paid in money.
o     Payments made by certain foregoing organizations.
o Section 404(k) payments made by an ESOP. Payments of interest not generally subject to backup withholding include the following:
o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
o Payments of tax-exempt interest (including exempt-interest dividends under section 852).
o     Payments described in section 6049(b)(5) to nonresident aliens.
o     Payments on tax-free covenant bonds under section 1451.
o     Payments made by certain foreign organizations.
o     Mortgage interest paid to you.

Exempt payees described above should file a Substitute Form W-9 to avoid possible erroneous backup withholding.

Certain payments other than interest, dividends, and patronage dividends that are subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A(a), 6042, 6044, 6045, 6049, 6050A, and
6050N, and their regulations.

Privacy Act Notice.--Section 6109 requires most recipients of dividend, interest or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes to help verify the accuracy of your tax return and may also provide this information to various government agencies for tax-enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.